UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026 (Report No. 3)

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On July 20, 2026, the Company issued a press release (the “Press Release”) titled “Maris-Tech Completes Full 360° HD Video Stitching with Thermal-Day Image Fusion on Diamond Ultra,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (this “Report”).

The first six paragraphs and the section titled “Forward-Looking Statements Disclaimer” in the Press Release are incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-262910, 333-274826 and 333-297307) and Registration Statements on Form F-3 (Registration No. 333-270330 and No. 333-294280), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated July 20, 2026, titled “Maris-Tech Completes Full 360° HD Video Stitching with Thermal-Day Image Fusion on Diamond Ultra.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: July 20, 2026	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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